United States securities and exchange commission logo





                               February 22, 2021

       Jo  o Siffert, M.D.
       President and Chief Executive Officer
       Design Therapeutics, Inc.
       6005 Hidden Valley Road, Suite 110
       Carlsbad, CA 92011

                                                        Re: Design
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
26, 2021
                                                            CIK No. 0001807120

       Dear Dr. Siffert:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 26, 2021

       Prospectus Summary
       Overview, page 1

   1. Please revise your disclosure in the first sentence on page 1 to highlight that your operations are
preclinical.
   2. We note references to preclinical data that your product candidates have "consistently restored frataxin (FXN)
levels in cells from FA patients," "reduced nuclear foci in DM1 patient muscle cells"
and similar statements indicating findings of efficacy. Please revise to remove any
statements that suggest the efficacy of your candidates, as these determinations are the
exclusive authority of the FDA or other regulators. Also, please
 Jo  o Siffert, M.D.
Design Therapeutics, Inc.
February 22, 2021
Page 2
         limit the prospectus summary discussion of preclinical studies to an objective description of the endpoints of your studies and trials and whether they were met. For example, rather than stating that your "FA GeneTACs have consistently restored frataxin (FXN) levels in cells from FA patients," present your trial observations without concluding that the FA
         GeneTACs caused the observations. Similarly revise the disclosure throughout your filing.
3. Revise the table on page 4 to reflect that you have not yet submitted an IND with respect to Friedreich ataxia (GAA) and Myotonic dystrophy (CTG).
4. We note that you have included in your product pipeline table your GeneTAC platform discovery programs. Given the early-stage development of these programs, please explain why these programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure on pages 118-
         119 to provide a more fulsome discussion of these programs, including a description of preclinical studies or other development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table. Management's Discussion and Analysis
Common Stock Valuations, page 98

5. Once you have an estimated offering price or range, please explain to us the reasons for any significant differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business
License Agreement, page 120

6. We note your disclosure with respect to the WARF License Agreement that your royalty obligation will terminate on the date of expiration of the last-to-expire of the licensed patents in the relevant country. Please revise to clarify when the patents underlying such royalty terms are expected to expire. In addition, revise to disclose the aggregate amounts, if any, paid to date under the WARF License Agreement.
7. Please briefly describe any of the material terms of the rights retained by the U.S.
       government. If there are any material march-in-rights, address the portion of your business
FirstName LastNameJo  o Siffert, M.D.
       that would be impacted by exercise of such rights, and describe the conditions which
Comapany
       mightNameDesign    Therapeutics,
              prompt the U.S.           Inc.to exercise any such rights.
Include risk factor
                               government
       disclosure
February  22, 2021ifPage
                     appropriate.
                         2
FirstName LastName
 Jo  o Siffert, M.D.
FirstName  LastNameJo  o
Design Therapeutics, Inc. Siffert, M.D.
Comapany22,
February    NameDesign
              2021      Therapeutics, Inc.
February
Page 3 22, 2021 Page 3
FirstName LastName
Intellectual Property, page 122

8. Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In addition, please clarify whether each such patent is owned or licensed.
         In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.
9. Please revise here to disclose the type of intellectual property right protection applicable to your GeneTAC Platform. In your revised disclosure, please clarify the source of protection for your "proprietary" platform, explain why the platform is "proprietary," and disclose the duration of the underlying intellectual property protection.
Description of Capital Stock
Choice of Forum, page 175

10. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering clearly states that this provision does not apply to actions arising under the Securities Act or
         Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
General

11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Kenneth Rollins, Esq.